Exhibit 99(k)(4)

NORTHSTAR CORPORATE INCOME MASTER FUND

SEED CAPITAL INVESTMENT AGREEMENT

THIS SEED CAPITAL INVESTMENT AGREEMENT (this “Agreement”) is made this 27th day of January, 2016, by and among NorthStar Corporate Income Master Fund, a statutory trust organized under the laws of the State of Delaware (the “Master Fund”), NorthStar Realty Finance Corp. (“NRFC”), a corporation organized under the laws of the State of Maryland, and OZ Corporate Investors, LLC (“OZCI”), a limited liability company organized under the laws of the State of Delaware.

WHEREAS, NSAM B-CEF Ltd (the “Adviser”), an affiliate of NRFC, and OZ Institutional Credit Management LP (the “Sub-Adviser), an affiliate of OZCI, are investment advisers that are registered under the Investment Advisers Act of 1940, as amended, and engage in the business of providing investment management services; and

WHEREAS, the Adviser expects be be retained to act as the investment adviser to the Master Fund, pursuant to an investment advisory agreement; and

WHEREAS, the Sub-Adviser expects to be retained to act as the sub-adviser to the Master Fund, pursuant to an investment sub-advisory agreement; and

WHEREAS, NRFC and OZCI each desires to invest seed capital into the Master Fund and the Master Fund desires to issue shares of beneficial interest (“Shares”) in consideration therefor subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Offer and Purchase.

The Master Fund offers to each of NRFC and OZCI, and NRFC and OZCI each agrees to purchase 111,111.11 Shares of the Master Fund, for a purchase price of $9.00 per Share. The Master Fund agrees to issue the Shares upon receipt from NRFC of $1,000,000, and from OZCI of $1,000,000, pursuant to the wire instructions set forth in Exhibit A hereto.

2.	Representation and Understanding.

Each of NRFC and OZCI represents and warrants to the Master Fund that the Shares are being acquired for investment for its own account and not on behalf of any other person or persons and not with a view to, or for sale in connection with, any distributions thereof. Each of NRFC and OZCI represents and warrants that it shall not make any sale, transfer or other disposition of the Shares in violation of the Securities Act of 1933 as amended (the “1933 Act”). Each of NRFC and OZCI is purchasing the Shares in order to provide seed capital for the Master Fund.

Each of NRFC and OZCI understand that the Shares are not being registered under the 1933 Act on the grounds that this transaction is exempt from registration, and that reliance by the

Master Fund on such exemptions is predicated in part on the representations set forth in this letter.

Each of NRFC and OZCI understands and agrees that the Master Fund may refuse to permit it to sell, transfer or dispose of the Shares unless there is in effect a registration statement under the 1933 Act covering such transfer, or unless it is furnished with an opinion of counsel, satisfactory to counsel for the Master Fund, to the effect that such registration is not required.

Each of NRFC and OZCI have either consulted its own investment adviser, attorney or accountant about the investment and proposed purchase of Shares and its suitability to it or chosen not to do so, despite the recommendation of that course of action by the Master Fund.

Each of NRFC and OZCI has received a copy of the forms of the Declaration of Trust and Bylaws of the Master Fund, as well as a copy of the Registration Statement on file with the Securities and Exchange Commission, and each understands the risks of, and other considerations relating to, a purchase of Shares.

Each of NRFC and OZCI (i) is knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of Shares and of the business contemplated by the Master Fund and is capable of evaluating the risks and merits of purchasing Shares and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement and (ii) can bear the economic risk of an investment in the Master Fund for an indefinite period of time, and can afford to suffer the complete loss thereof.

Each of NRFC and OZCI has been given access to, and prior to the execution of this Agreement was provided with an opportunity to ask questions of, and receive answers from, the Master Fund or any of its principals concerning the terms and conditions of the offering of Shares, and to obtain any other information which either NRFC or OZCI and its respective investment representative(s) and professional advisor(s) requested with respect to the Master Fund and the investment in the Master Fund by NRFC and OZCI in order to evaluate NRFC’s and OZCI’s investment and verify the accuracy of all information furnished to NRFC and OZCI regarding the Master Fund. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

Each of NRFC and OZCI has evaluated the risks involved in investing in the Shares and has determined that the Shares are a suitable investment. Specifically, the aggregate amount of the investments NRFC or OZCI, as applicable, has in, and NRFC’s or OZCI’s, as applicable, commitments to, all similar investments that are illiquid is reasonable in relation to such entity’s net worth, both before and after the purchase of the Shares pursuant to this Agreement.

No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority on NRFC’s or OZCI’s part is required for the execution and delivery of this Agreement by NRFC or OZCI, as applicable, or the performance of NRFC’s and OZCI’s obligations and duties hereunder.

3.	No Right of Assignment.

Each of NRFC’s and OZCI’s right under this Agreement to purchase the Shares is not assignable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

NorthStar Corporate Income Master Fund

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chairman of the Board of Trustees and Chief Executive Officer

NorthStar Realty Finance Corp.

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Investment and Operating Officer

OZ Corporate Investors, LLC

By: OZ Advisors II LP, its Sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Exhibit A

Wire Instructions for NorthStar Corporate Income Master Fund